Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304-1050

Phone 650.493.9300

Fax 650.493.6811

www.wsgr.com

September 7, 2006

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Timothy Buchmiller Division of Corporation Finance

Re:	NeoMagic Corporation Registration Statement on Form S-3, File No. 333-133088

Ladies and Gentlemen:

On behalf of NeoMagic Corporation (“NeoMagic” or the “Company”), we submit this letter to you in response to Timothy Buchmiller’s phone call with Ann Yvonne Walker of our office of July 31, 2006. Mr. Buchmiller requested that the Company reconcile the difference in share ownership set forth in the Company’s definitive proxy statement filed pursuant to Section 14(a) of the Securities Exchange Act of 1934 with the Commission on May 26, 2006 (the “Proxy Statement”) against the chart that we provided to the Commission in our response letter dated July 27, 2006 (the “Response Letter”). The chart we provided with the Response Letter, which was derived from and referred to Section 16(a) filings, is attached hereto as Exhibit 1.

The Company reviewed with counsel how it had calculated the beneficial ownership of the Company’s securities by its executive officers, directors and greater than 5% shareholders in its Proxy Statement and determined that, while it fully disclosed all securities held by such persons, the number of shares was not properly allocated between the different columns.

Attached as Exhibit 2 is how the section “Security Ownership of Certain Beneficial Owners and Management” (the “Securities Ownership Table”) appeared in the Proxy Statement. We bring to the Commission’s attention the two columns in the table set forth in Exhibit 2, “Currently Owned” and “Acquirable Within 60 Days”. When the Company calculated the values in the column “Currently Owned”, the Company added together (i) the number of shares of outstanding common stock held by the executive officers, directors and greater than 5% shareholders on May 19, 2006 and (ii) the number of shares of common stock that the executive officers, directors and greater than 5% shareholders could purchase by exercising rights to purchase common stock that were vested and exercisable on May 19, 2006. The values in the column “Acquirable Within 60 Days” were equal to the number of shares of common stock that such executive officers, directors and greater than 5% shareholders could purchase by exercising rights to purchase common stock that would vest in the 60 days following May 19, 2006. Unfortunately, due to a flaw in the third-party stock option tracking software program used by the Company, the “Acquirable Within 60 Days” column in Exhibit 2 included derivative securities that had been previously exercised during the Company’s fiscal 2006 year. As a result, the values in the column “Total Beneficially Owned” in Exhibit 3 (discussed below) are not equal to the values that would be calculated by summing the columns “Currently Owned” and “Acquirable Within 60 Days” on Exhibit 2.

Attached as Exhibit 3 is a revised version of the Securities Ownership Table showing how such table should have appeared, corrected for both the improper allocation between columns and the errant software. The Company will include the information set forth on Exhibit 3 in its amended Annual Report on Form 10-K/A that it plans to file, as indicated in the Response Letter. As you can see from this Exhibit 3, the Company has now broken out the beneficial ownership of common stock by the executive officers, directors and greater than 5% shareholders into three columns entitled “Currently Owned”, “Acquirable Now and Within 60 Days”, and “Total Beneficially Owned”. The values in the column “Currently Owned” are equal to the number of shares of outstanding common stock held by the executive officers, directors and greater than 5% shareholders on May 19, 2006. The values in the column “Acquirable Now and Within 60 Days” are equal to the sum of (i) the number of shares of common stock that its executive officers, directors and greater than 5% shareholders could purchase by exercising rights to purchase common stock that were vested and exercisable on May 19, 2006 and (ii) the number of shares of common stock that such executive officers, directors and greater than 5% shareholders could purchase by exercising rights to purchase common stock that would vest in the 60 days following May 19, 2006. The column “Total Beneficially Owned” simply sums the amounts in the columns “Currently Owned” and “Acquirable Now and Within 60 Days”, and is the basis on which the “Percent of Class” column is calculated.

On Exhibit 1, the Company showed that its executive officers, directors and greater than 5% shareholders held 20,162 outstanding shares of the Company’s Common Stock on February 6, 2006. On Exhibit 3, the Company shows that its executive officers, directors and greater than 5% shareholders held 10,162 outstanding shares of the Company’s Common Stock on May 19, 2006. The difference of 10,000 shares between February 6, 2006 and May 19, 2006 is due to the resignation of Brian Dougherty from the Company’s Board of Directors effective March 21, 2006.

We want to bring to the Commission’s attention the fact that the Company did not include AIGH Investment Partners LLC (“AIGH”) as a greater than 5% shareholder in Exhibit 1, despite AIGH having filed a Schedule 13G on December 23, 2005 indicating that AIGH beneficially owned 600,000 shares of common stock. The Company viewed (and continues to view) this filing as erroneous. By way of background, the Company completed a private placement of its common stock to certain investors, including AIGH, on December 16, 2005 (the “Private Placement”). In the Private Placement, AIGH purchased (i) 400,000 shares of common stock and (ii) a warrant to purchase an additional 200,000 shares of common stock (the “Warrant”), which Warrant could not be exercised before

June 16, 2006. As the Schedule 13G showed AIGH as beneficially owning 600,000 shares common stock, which is equal to the sum of the shares of common stock purchased and the shares of common stock subject to the then unexercisable warrant held by AIGH, it appears that the person who filed the Schedule 13G on behalf of AIGH was not aware of the limitation on exercisability of the Warrant. Because the Warrant could not be exercised until June 16, 2006, the 200,000 shares of common stock subject to the Warrant would not be deemed to be beneficially owned by AIGH under Rule 13d-3 until April 17, 2006 (60 days before it becomes exercisable). As you know, the date as of which the Company’s public float was calculated for purposes of S-3 eligibility was February 6, 2006. AIGH was not a greater than 5% beneficial owner at that date.

The Staff’s timely response to this letter would be greatly appreciated. Please let us know if there is anything else we can do to facilitate your review.

* * * * * *

We hope that you will find the foregoing responsive to your comments.

Please direct any questions or comments regarding this filing to Michael J. Danaher or me. My phone number is (650) 320-4643 and Mr. Danaher’s phone number is (650) 320-4625.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/    Ann Yvonne Walker

Ann Yvonne Walker

cc:	Russell Mancuso, Branch Chief
Angela Crane, Accounting Branch Chief
Julie Sherman, Accounting Examiner
Peggy Fisher, Assistant Director, Electronics and Machinery
Douglas Young, NeoMagic Corporation

EXHIBIT 1

In accordance with Section 16 of the Securities Exchange Act of 1934, the directors and officers of the Company timely filed the Forms 3, 4 and 5 listed below. Between the date of each filing and February 6, 2006, there were no changes in the number of non-derivative securities (i.e., common stock) held by such individuals. On February 6, 2006, the Company appointed a new officer and his Form 3 was timely filed on February 7, 2006. On February 6, 2006, there were no reported shareholders with holdings of more than 5% of the Company’s stock.

The following table sets forth all common equity held by NeoMagic’s directors and officers as of February 6, 2006.

Name	Position	Shares of Common Stock	File Date	As of Date	Form Type	Comment	SEC Accession No.
Dougherty, Brian	Director	10,000	3/10/2006	1/29/2006	Form 5	See Explanation of Responses #2	0000939339-06- 000001
Gupta, Anil	Director	2,500	3/10/2006	1/29/2006	Form 5	See Explanation of Responses #2	0001220423-06- 000001
Stork, Carl	Director	5,640	3/10/2006	1/29/2006	Form 5	See Explanation of Responses #2	0001220434-06- 000001
Valenzuela, Steve	Director	0	1/05/2006	1/04/2006	Form 4	See Table I	0001304655-06- 000003
Blanc, Jeffery	VP, Worldwide Sales & Corp. Communications	0	8/10/2005	8/09/2005	Form 3	See Explanation of Responses #1	0001335902-05- 000002
Sullinger, Scott	VP Finance & CFO	0	1/04/2006	1/03/2006	Form 4	See Table I	0001282411-06- 000002
Young, Douglas	Director; President & CEO	2,000	1/04/2006	1/03/2006	Form 4	See Table l	0001315965-06- 000002
Zaidi, Syed	Officer, VP Corp. Engineering	22	2/07/2006	2/06/2006	Form 3	See Table I	0001352277-06- 000002

	Total	20,162

EXHIBIT 2

CURRENT PROXY STATEMENT

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of May 19, 2006, as to shares of the Company’s Common Stock beneficially owned by: (i) each of the Named Officers listed in the Summary Compensation Table provided below, (ii) each of the Company’s directors, (iii) all directors and executive officers of the Company as a group, and (iv) each person who is known by the Company to be the beneficial owner of more than 5% of the Company’s Common Stock.

	Amount and Nature of Beneficial Ownership
Name and Address of Beneficial Owner	Currently Owned(1)	Acquirable Within 60 Days	Percent Of Class(2)
Holders of Greater Than 5%
AIGH Investment Partners LLC	400,000	200,000	6.30%
Directors, Nominees and Named Executive Officers
Douglas Young	62,667	9,333	*
Anil Gupta (3)	41,808	3,583	*
Carl Stork	40,973	3,583	*
Steve Valenzuela	4,583	2,084	*
Jeffery Blanc	—	1,458	*
Scott Sullinger	20,208	5,209	*
Syed Zaidi (4)	91,121	4,418	1.00%
Prakash C. Agarwal (5)	—	—	*
All current directors and executive officers as a group (7 persons)	261,360	29,668	3.05%

(1)	Unless otherwise indicated, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. The number of shares beneficially owned is determined under the rules of the Securities and Exchange Commission and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares of common stock that such persons or entities have the right to acquire within 60 days of May 19, 2006. All share amounts give effect to the 1:5 reverse stock split that occurred at close of market on August 12, 2005.

(2)	Percent ownership is based on 9,528,420 shares of common stock outstanding as of May 19, 2006.

(3)	Includes 2,500 shares held by Dr. Gupta’s son.

(4)	Mr. Zaidi, Vice President of Corporate Engineering, became an executive officer on February 6, 2006.

(5)	Mr. Agarwal resigned as our President, Chief Executive Officer and member of the Board of Directors on April 19, 2005. The Company relies solely on known SEC filings for shares currently owned by Mr. Agarwal.

*	Less than 1%

EXHIBIT 3

AS REVISED FOR FORM 10K/A

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of May 19, 2006, as to shares of the Company’s Common Stock beneficially owned by: (i) each of the Named Officers listed in the Summary Compensation Table provided below, (ii) each of the Company’s directors, (iii) all directors and executive officers of the Company as a group, and (iv) each person who is known by the Company to be the beneficial owner of more than 5% of the Company’s Common Stock.

Unless otherwise noted below, the address of each beneficial owner listed in the table is c/o NeoMagic Corporation, 3250 Jay Street, Santa Clara, California 95054.

	Amount and Nature of Beneficial Ownership
Name and Address of Beneficial Owner	Currently Owned	Acquirable Now and Within 60 Days	Total Beneficially Owned (1)	Percent Of Class(2)
Holders of Greater Than 5%
AIGH Investment Partners LLC 6006 Berkeley Avenue Baltimore MD 21209	400,000	200,000	600,000	6.2%
Directors, Nominees and Named Executive Officers
Douglas Young	2,000	66,500	68,500	*
Anil Gupta (3)	2,500	42,891	45,391	*
Carl Stork	5,640	38,916	44,556	*
Steve Valenzuela	0	3,750	3,750	*
Jeffery Blanc	—	1,458	1,458	*
Scott Sullinger	—	11,042	11,042	*
Syed Zaidi(4)	22	95,517	95,539	1.0%
Prakash C. Agarwal (5)	—	—	—	—
All current directors and executive officers as a group (7 persons)	10,162	260,074	270,236	2.8%

(1)

Unless otherwise indicated, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. The number of shares beneficially owned is determined under the rules of the Securities and Exchange Commission and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares of common stock that such persons or entities have the right to acquire within 60 days of

May 19, 2006. All share amounts give effect to the 1:5 reverse stock split that occurred at close of market on August 12, 2005.

(2)	Percent ownership is based on 9,528,420 shares of common stock outstanding as of May 19, 2006.

(3)	Includes 2,500 shares held by Dr. Gupta’s son.

(4)	Mr. Zaidi, Vice President of Corporate Engineering, became an executive officer on February 6, 2006.

(5)	Mr. Agarwal resigned as our President, Chief Executive Officer and member of the Board of Directors on April 19, 2005. He advised the Company that he did not beneficially own any of the Company’s securities at May 19, 2006.

*	Less than 1%